CORPORATE ACCESS NUMBER: 2017208972

Government of Alberta ■

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

ENERPLUS CORPORATION
IS THE RESULT OF AN AMALGAMATION FILED ON 2013/01/01.

Articles of Amalgamation
For
ENERPLUS CORPORATION

Share Structure:	THE ANNEXED SCHEDULE "A" IS INCORPORATED INTO AND FORMS PART OF THIS FORM.
Share Transfers Restrictions:	NONE.
Number of Directors:	
Min Number of Directors:	1
Max Number of Directors:	15
Business Restricted To:	NONE.
Business Restricted From:	NONE.
Other Provisions:	THE ANNEXED SCHEDULE "B" IS INCORPORATED INTO AND FORMS PART OF THIS FORM.

Registration Authorized By: DAVID MCCOY
OFFICER

SCHEDULE "A"
ARTICLES OF AMALGAMATION
OF
ENERPLUS CORPORATION
(the "Corporation")

(Share Structure)

The Corporation is authorized to issue an unlimited number of Common Shares and a number of Preferred Shares which shall be limited to an amount equal to not more than one-quarter of the number of issued and outstanding Common Shares at the time of issuance of any such Preferred Shares. The rights, privileges, restrictions and conditions attached to the Common Shares and Preferred Shares are as follows:

Common Shares

1. The rights of the holders of the Common Shares are equal in all respects and include the following rights:

(a) to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

(c) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

2. If the directors of the Corporation declare a dividend on the Common Shares payable in whole or in part in fully paid and non-assessable Common Shares (the portion of the dividend payable in Common Shares being herein referred to as a "stock dividend"), the following provisions shall apply:

(a) unless otherwise determined by the directors of the Corporation in respect of a particular stock dividend: (i) the number of Common Shares (which shall include any fractional Common Shares) to be issued in satisfaction of the stock dividend shall be determined by dividing (A) the dollar amount of the particular stock dividend, by (B) 95% of the "Average Market Price" of a Common Share on the Toronto Stock Exchange (the "TSX"), with the

"Average Market Price" calculated by dividing the total value of Common Shares traded on the TSX by the total volume of Common Shares traded on the TSX over the five trading day period immediately prior to the payment date of the applicable stock dividend on the Common Shares; and (ii) the value of a Common Share to be issued for the purposes of each stock dividend declared by the directors of the Corporation shall be deemed to be the Average Market Price of a Common Share;

(b) to the extent that any stock dividend paid on the Common Shares represents one or more whole Common Shares payable to a registered holder of Common Shares, such whole Common Shares shall be registered in the name of such holder. Common Shares representing in the aggregate all of the fractions amounting to less than one whole Common Share which might otherwise have been payable to registered holders of Common Shares by reason of such stock dividend shall be issued to the transfer agent for the Common Shares as the agent of such registered holders of Common Shares. The transfer agent shall credit to an account for each such registered holder all fractions of a Common Share amounting to less than one whole share issued by the Corporation by way of stock dividends in respect of the Common Shares registered in the name of such holder. From time to time, when the fractional interests in a Common Share held by the transfer agent for the account of any registered holder of Common Shares are equal to or exceed in the aggregate one additional whole Common Share, the transfer agent shall cause such additional whole Common Share to be registered in the name of such registered holder and thereupon only the excess fractional interest, if any, will continue to be held by the transfer agent for the account of such registered holder. The Common Shares held by the transfer agent representing fractional interests shall not be voted;

(c) if at any time the Corporation shall have reason to believe that tax should be withheld and remitted to a taxation authority in respect of any stock dividend paid or payable to a shareholder in Common Shares, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell all or any part of the Common Shares or any fraction thereof so issued to such holder in payment of that stock dividend or one or more subsequent stock dividends through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, and to cause the transfer agent to remit the cash proceeds from such sale to such taxation authority (rather than such holder) in payment of such tax to

be withheld. This right of sale may be exercised by notice given by the Corporation to such holder and to the transfer agent stating the name of the holder, the number of Common Shares to be sold and the amount of the tax which the Corporation has reason to believe should be withheld. Upon receipt of such notice the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and deliver the proceeds therefrom to the applicable taxation authority on behalf of the Corporation. Any balance of the cash sale proceeds not remitted by the Corporation in payment of the tax to be withheld shall be payable to the holder whose Common Shares were so sold by the transfer agent;

(d) if at any time the Corporation shall have reason to believe that the payment of a stock dividend to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject the Corporation to any penalty thereunder or any legal or regulatory requirements not otherwise applicable to the Corporation, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, the Common Shares or any fraction thereof so issued and to cause the transfer agent to pay the cash proceeds from such sale to such holder. The right of sale shall be exercised in the manner provided in subparagraph (c) above except that in the notice there shall be stated, instead of the amount of the tax to be withheld, the nature of the law or regulation which might be contravened or which might subject the Corporation to any penalty or legal or regulatory requirement. Upon receipt of the notice, the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and to deliver the proceeds therefrom to such holder;

(e) upon any registered holder of Common Shares ceasing to be a registered holder of one or

more Common Shares, such holder shall be entitled to receive from the transfer agent, and the transfer agent shall pay as soon as practicable to such holder, an amount in cash equal to the proportion of the value of one Common Share that is represented by the fraction less than one whole Common Share at that time held by the transfer agent for the account of such holder, and, for the purpose of determining such value, each Common Share shall be deemed to have the value equal to the Average Market Price in respect of the last stock dividend paid by the Corporation prior to the date of such payment; and

(f) for the purposes of the foregoing: (i) the calculation of a fraction of a Common Share payable to a shareholder by way of a stock dividend and the calculation of the Average Market Price shall be computed to six decimal places, and shall be rounded to the nearest sixth decimal place; and (ii) neither the Corporation nor its transfer agent shall have any obligation to register any Common Share in the name of a person, to deliver a certificate or other document representing Common Shares registered in the name of a shareholder or to make a cash payment for fractions of a Common Share, unless all applicable laws and regulations to which the Corporation and/or the transfer agent are, or as a result of such action may become, subject, shall have been complied with to their reasonable satisfaction.

Preferred Shares

1. Subject to the provisions of the Business Corporations Act (Alberta), the Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto (including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions) as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by articles of amendment.

2. Subject to the provisions of the Business Corporations Act (Alberta), the Preferred Shares of each series shall rank on a parity with the Preferred

Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate rateably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary to the extent of their respective rights in that connection.

3. The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

SCHEDULE "B"
ARTICLES OF AMALGAMATION
OF
ENERPLUS CORPORATION
(the "Corporation")

(Other Rules or Provisions)

1. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

2. Meetings of shareholders of the Corporation may be held at any place within or outside of Alberta as the directors of the Corporation may determine.

Amalgamate Alberta Corporation - Registration Statement

Alberta Registration Date: 2013/01/01

Corporate Access Number: 2017208972

Service Request Number:	19022159
Alberta Corporation Type:	Named Alberta Corporation
Legal Entity Name:	ENERPLUS CORPORATION
French Equivalent Name:	
Nuans Number:	
Nuans Date:	
French Nuans Number:	
French Nuans Date:	

REGISTERED ADDRESS

Street:	SUITE 3000, 333 - 7 AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2Z1

RECORDS ADDRESS

Street:	SUITE 3000, 333 - 7 AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2Z1

ADDRESS FOR SERVICE BY MAIL

Post Office Box:	
City:	
Province:	
Postal Code:	
Internet Mail ID:	

Share Structure:	THE ANNEXED SCHEDULE "A" IS INCORPORATED INTO AND FORMS PART OF THIS FORM.

Share Transfers Restrictions:	NONE.
Number of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	15
Business Restricted To:	NONE.
Business Restricted From:	NONE.
Other Provisions:	THE ANNEXED SCHEDULE "B" IS INCORPORATED INTO AND FORMS PART OF THIS FORM.
Professional Endorsement Provided:	
Future Dating Required:	
Registration Date:	2013/01/01

Director

Last Name:	KERR
First Name:	GORDON
Middle Name:	J.
Street/Box Number:	3000, 333 - 7 AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2Z1
Country:	
Resident Canadian:	Y
Named On Stat Dec:	Y

Last Name:	MARTIN
First Name:	DOUGLAS
Middle Name:	R.
Street/Box Number:	3000, 333 - 7 AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2Z1
Country:	
Resident Canadian:	Y
Named On Stat Dec:	

Last Name:	DODGE

First Name: EDWIN
Middle Name: V.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: HODGINS
First Name: ROBERT
Middle Name: B.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: O'BRIEN
First Name: DAVID
Middle Name: P.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: ROANE
First Name: GLEN
Middle Name: D.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1

Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: SETH
First Name: W.
Middle Name: C. (MIKE)
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: MACKENZIE
First Name: SUSAN
Middle Name: M.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: BARR
First Name: DAVID
Middle Name: H.
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian:
Named On Stat Dec:

Last Name: FRASER
First Name: JAMES
Middle Name:

Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian:
Named On Stat Dec:

Last Name: NELSON
First Name: DONALD
Middle Name:
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: PEW
First Name: ELLIOTT
Middle Name:
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian:
Named On Stat Dec:

Last Name: STEEVES
First Name: SHELDON
Middle Name:
Street/Box Number: 3000, 333 - 7 AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 2Z1
Country:
Resident Canadian: Y

Named On Stat Dec:

Amalgamating Corporation

Corporate Access Number	Legal Entity Name
2015773548	ENERPLUS CORPORATION
2017144144	1714414 ALBERTA LTD.

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2013/01/01
Statutory Declaration	10000607103531324	2013/01/01
Other Rules or Provisions	ELECTRONIC	2013/01/01

Registration Authorized By: DAVID MCCOY
OFFICER

SCHEDULE "A"
ARTICLES OF AMALGAMATION
OF
ENERPLUS CORPORATION
(the "Corporation")

(Share Structure)

The Corporation is authorized to issue an unlimited number of Common Shares and a number of Preferred Shares which shall be limited to an amount equal to not more than one-quarter of the number of issued and outstanding Common Shares at the time of issuance of any such Preferred Shares. The rights, privileges, restrictions and conditions attached to the Common Shares and Preferred Shares are as follows:

Common Shares

1. The rights of the holders of the Common Shares are equal in all respects and include the following rights:

(a) to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

(c) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

2. If the directors of the Corporation declare a dividend on the Common Shares payable in whole or in part in fully paid and non-assessable Common Shares (the portion of the dividend payable in Common Shares being herein referred to as a "stock dividend"), the following provisions shall apply:

(a) unless otherwise determined by the directors of the Corporation in respect of a particular stock dividend: (i) the number of Common Shares (which shall include any fractional Common Shares) to be issued in satisfaction of the stock dividend shall be determined by dividing (A) the dollar amount of the particular stock dividend, by (B) 95% of the "Average Market Price" of a Common Share on the Toronto Stock Exchange (the "TSX"), with the

"Average Market Price" calculated by dividing the total value of Common Shares traded on the TSX by the total volume of Common Shares traded on the TSX over the five trading day period immediately prior to the payment date of the applicable stock dividend on the Common Shares; and (ii) the value of a Common Share to be issued for the purposes of each stock dividend declared by the directors of the Corporation shall be deemed to be the Average Market Price of a Common Share;

(b) to the extent that any stock dividend paid on the Common Shares represents one or more whole Common Shares payable to a registered holder of Common Shares, such whole Common Shares shall be registered in the name of such holder. Common Shares representing in the aggregate all of the fractions amounting to less than one whole Common Share which might otherwise have been payable to registered holders of Common Shares by reason of such stock dividend shall be issued to the transfer agent for the Common Shares as the agent of such registered holders of Common Shares. The transfer agent shall credit to an account for each such registered holder all fractions of a Common Share amounting to less than one whole share issued by the Corporation by way of stock dividends in respect of the Common Shares registered in the name of such holder. From time to time, when the fractional interests in a Common Share held by the transfer agent for the account of any registered holder of Common Shares are equal to or exceed in the aggregate one additional whole Common Share, the transfer agent shall cause such additional whole Common Share to be registered in the name of such registered holder and thereupon only the excess fractional interest, if any, will continue to be held by the transfer agent for the account of such registered holder. The Common Shares held by the transfer agent representing fractional interests shall not be voted;

(c) if at any time the Corporation shall have reason to believe that tax should be withheld and remitted to a taxation authority in respect of any stock dividend paid or payable to a shareholder in Common Shares, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell all or any part of the Common Shares or any fraction thereof so issued to such holder in payment of that stock dividend or one or more subsequent stock dividends through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, and to cause the transfer agent to remit the cash proceeds from such sale to such taxation authority (rather than such holder) in payment of such tax to

be withheld. This right of sale may be exercised by notice given by the Corporation to such holder and to the transfer agent stating the name of the holder, the number of Common Shares to be sold and the amount of the tax which the Corporation has reason to believe should be withheld. Upon receipt of such notice the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and deliver the proceeds therefrom to the applicable taxation authority on behalf of the Corporation. Any balance of the cash sale proceeds not remitted by the Corporation in payment of the tax to be withheld shall be payable to the holder whose Common Shares were so sold by the transfer agent;

(d) if at any time the Corporation shall have reason to believe that the payment of a stock dividend to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject the Corporation to any penalty thereunder or any legal or regulatory requirements not otherwise applicable to the Corporation, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, the Common Shares or any fraction thereof so issued and to cause the transfer agent to pay the cash proceeds from such sale to such holder. The right of sale shall be exercised in the manner provided in subparagraph (c) above except that in the notice there shall be stated, instead of the amount of the tax to be withheld, the nature of the law or regulation which might be contravened or which might subject the Corporation to any penalty or legal or regulatory requirement. Upon receipt of the notice, the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and to deliver the proceeds therefrom to such holder;

(e) upon any registered holder of Common Shares ceasing to be a registered holder of one or

more Common Shares, such holder shall be entitled to receive from the transfer agent, and the transfer agent shall pay as soon as practicable to such holder, an amount in cash equal to the proportion of the value of one Common Share that is represented by the fraction less than one whole Common Share at that time held by the transfer agent for the account of such holder, and, for the purpose of determining such value, each Common Share shall be deemed to have the value equal to the Average Market Price in respect of the last stock dividend paid by the Corporation prior to the date of such payment; and

(f) for the purposes of the foregoing: (i) the calculation of a fraction of a Common Share payable to a shareholder by way of a stock dividend and the calculation of the Average Market Price shall be computed to six decimal places, and shall be rounded to the nearest sixth decimal place; and (ii) neither the Corporation nor its transfer agent shall have any obligation to register any Common Share in the name of a person, to deliver a certificate or other document representing Common Shares registered in the name of a shareholder or to make a cash payment for fractions of a Common Share, unless all applicable laws and regulations to which the Corporation and/or the transfer agent are, or as a result of such action may become, subject, shall have been complied with to their reasonable satisfaction.

Preferred Shares

1. Subject to the provisions of the Business Corporations Act (Alberta), the Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto (including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions) as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by articles of amendment.

2. Subject to the provisions of the Business Corporations Act (Alberta), the Preferred Shares of each series shall rank on a parity with the Preferred

Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate rateably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary to the extent of their respective rights in that connection.

3. The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

SCHEDULE "B"
ARTICLES OF AMALGAMATION
OF
ENERPLUS CORPORATION
(the "Corporation")

(Other Rules or Provisions)

1. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

2. Meetings of shareholders of the Corporation may be held at any place within or outside of Alberta as the directors of the Corporation may determine.

10000607103531324
2017208972

CANADA PROVINCE OF ALBERTA TO WIT:	))))))	IN THE MATTER of the *Business Corporations Act* (Alberta) and the amalgamation of Enerplus Corporation and 1714414 Alberta Ltd.

I, Gordon J. Kerr, of the City of Calgary, in the Province of Alberta, solemnly declare that:

1. I am a proposed director of the amalgamated corporation to be formed as a result of the proposed amalgamation of Enerplus Corporation and 1714414 Alberta Ltd., and as such have personal knowledge of the matters herein declared to.

2. I have conducted such examinations and have made such enquiries and investigations as are necessary to enable me to make this declaration. I have satisfied myself that there are reasonable grounds for believing that:

   (a) the amalgamated corporation will be able to pay its liabilities as they become due;

   (b) the realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

   (c) no creditor will be prejudiced by the amalgamation.

AND I MAKE this solemn declaration conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and by virtue of the *Alberta Evidence Act*.

DECLARED BEFORE me at the City of Calgary, in the Province of Alberta, this 18th day of December, 2012. [signature] A Commissioner for Oaths in and for the Province of Alberta ANNETTE M. MESSER Barrister & Solicitor	)))))))))	[signature] GORDON J. KERR

ALBERTA REGISTRIES

ARTICLES OF AMALGAMATION
Business Corporations Act
Section 185

1. **NAME OF CORPORATION:** **ENERPLUS CORPORATION**

2. **CORPORATE ACCESS NO.:** 2017208972

3. **THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:**

The annexed Schedule "A" is incorporated into and forms part of this form.

4. **RESTRICTIONS IF ANY ON SHARE TRANSFERS:**

None.

5. **NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS:**

Minimum of one (1), maximum of fifteen (15).

6. **RESTRICTIONS, IF ANY, ON BUSINESS THE CORPORATION MAY CARRY ON:**

None.

7. **OTHER RULES OR PROVISIONS, IF ANY:**

The annexed Schedule "B" is incorporated into and forms part of this form.

8. **NAMES OF AMALGAMATING CORPORATIONS:**

NAMES OF AMALGAMATING CORPORATIONS	CORPORATE ACCESS NO.
Enerplus Corporation	2015773548
1714414 Alberta Ltd.	2017144144

DATE	SIGNATURE	NAME AND TITLE
	[signature]	Print Name: DAVID McCOY Print Title: VP, Corporate Services, General Counsel & Corporate Secretary

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act.

ELECTRONICALLY FILED WITH
ALBERTA REGISTRIES ON

JAN 01 2013 AG

by BLAKE, CASSELS & GRAYDON LLP
Corporate Services

SCHEDULE "A"
ARTICLES OF AMALGAMATION
OF
ENERPLUS CORPORATION
(the "Corporation")

(Share Structure)

The Corporation is authorized to issue an unlimited number of Common Shares and a number of Preferred Shares which shall be limited to an amount equal to not more than one-quarter of the number of issued and outstanding Common Shares at the time of issuance of any such Preferred Shares. The rights, privileges, restrictions and conditions attached to the Common Shares and Preferred Shares are as follows:

<u>Common Shares</u>

1. The rights of the holders of the Common Shares are equal in all respects and include the following rights:

   (a) to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

   (b) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

   (c) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

2. If the directors of the Corporation declare a dividend on the Common Shares payable in whole or in part in fully paid and non-assessable Common Shares (the portion of the dividend payable in Common Shares being herein referred to as a "stock dividend"), the following provisions shall apply:

   (a) unless otherwise determined by the directors of the Corporation in respect of a particular stock dividend: (i) the number of Common Shares (which shall include any fractional Common Shares) to be issued in satisfaction of the stock dividend shall be determined by dividing (A) the dollar amount of the particular stock dividend, by (B) 95% of the "Average Market Price" of a Common Share on the Toronto Stock Exchange (the "TSX"), with the "Average Market Price" calculated by dividing the total value of Common Shares traded on the TSX by the total volume of Common Shares traded on the TSX over the five trading day period immediately prior to the payment date of the applicable stock dividend on the Common Shares; and (ii) the value of a Common Share to be issued for the purposes of each stock dividend declared by the directors of the Corporation shall be deemed to be the Average Market Price of a Common Share;

(b) to the extent that any stock dividend paid on the Common Shares represents one or more whole Common Shares payable to a registered holder of Common Shares, such whole Common Shares shall be registered in the name of such holder. Common Shares representing in the aggregate all of the fractions amounting to less than one whole Common Share which might otherwise have been payable to registered holders of Common Shares by reason of such stock dividend shall be issued to the transfer agent for the Common Shares as the agent of such registered holders of Common Shares. The transfer agent shall credit to an account for each such registered holder all fractions of a Common Share amounting to less than one whole share issued by the Corporation by way of stock dividends in respect of the Common Shares registered in the name of such holder. From time to time, when the fractional interests in a Common Share held by the transfer agent for the account of any registered holder of Common Shares are equal to or exceed in the aggregate one additional whole Common Share, the transfer agent shall cause such additional whole Common Share to be registered in the name of such registered holder and thereupon only the excess fractional interest, if any, will continue to be held by the transfer agent for the account of such registered holder. The Common Shares held by the transfer agent representing fractional interests shall not be voted;

(c) if at any time the Corporation shall have reason to believe that tax should be withheld and remitted to a taxation authority in respect of any stock dividend paid or payable to a shareholder in Common Shares, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell all or any part of the Common Shares or any fraction thereof so issued to such holder in payment of that stock dividend or one or more subsequent stock dividends through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, and to cause the transfer agent to remit the cash proceeds from such sale to such taxation authority (rather than such holder) in payment of such tax to be withheld. This right of sale may be exercised by notice given by the Corporation to such holder and to the transfer agent stating the name of the holder, the number of Common Shares to be sold and the amount of the tax which the Corporation has reason to believe should be withheld. Upon receipt of such notice the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and deliver the proceeds therefrom to the applicable taxation authority on behalf of the Corporation. Any balance of the cash sale proceeds not remitted by the Corporation in payment of the tax to be withheld shall be payable to the holder whose Common Shares were so sold by the transfer agent;

(d) if at any time the Corporation shall have reason to believe that the payment of a stock dividend to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject the Corporation to any penalty thereunder or any legal or regulatory requirements not otherwise applicable to the Corporation, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell through the facilities of the TSX or other stock exchange on

which the Common Shares are listed for trading, the Common Shares or any fraction thereof so issued and to cause the transfer agent to pay the cash proceeds from such sale to such holder. The right of sale shall be exercised in the manner provided in subparagraph (c) above except that in the notice there shall be stated, instead of the amount of the tax to be withheld, the nature of the law or regulation which might be contravened or which might subject the Corporation to any penalty or legal or regulatory requirement. Upon receipt of the notice, the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and to deliver the proceeds therefrom to such holder;

(e) upon any registered holder of Common Shares ceasing to be a registered holder of one or more Common Shares, such holder shall be entitled to receive from the transfer agent, and the transfer agent shall pay as soon as practicable to such holder, an amount in cash equal to the proportion of the value of one Common Share that is represented by the fraction less than one whole Common Share at that time held by the transfer agent for the account of such holder, and, for the purpose of determining such value, each Common Share shall be deemed to have the value equal to the Average Market Price in respect of the last stock dividend paid by the Corporation prior to the date of such payment; and

(f) for the purposes of the foregoing: (i) the calculation of a fraction of a Common Share payable to a shareholder by way of a stock dividend and the calculation of the Average Market Price shall be computed to six decimal places, and shall be rounded to the nearest sixth decimal place; and (ii) neither the Corporation nor its transfer agent shall have any obligation to register any Common Share in the name of a person, to deliver a certificate or other document representing Common Shares registered in the name of a shareholder or to make a cash payment for fractions of a Common Share, unless all applicable laws and regulations to which the Corporation and/or the transfer agent are, or as a result of such action may become, subject, shall have been complied with to their reasonable satisfaction.

Preferred Shares

1. Subject to the provisions of the Business Corporations Act (Alberta), the Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto (including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions) as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by articles of amendment.

2. Subject to the provisions of the Business Corporations Act (Alberta), the Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate rateably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary to the extent of their respective rights in that connection.

3. The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

SCHEDULE "B"
ARTICLES OF AMALGAMATION
OF
ENERPLUS CORPORATION
(the "Corporation")

(Other Rules or Provisions)

1. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

2. Meetings of shareholders of the Corporation may be held at any place within or outside of Alberta as the directors of the Corporation may determine.

ALBERTA REGISTRIES

NOTICE OF ADDRESS OR NOTICE OF CHANGE OF ADDRESS

Business Corporations Act
Section 20

1. NAME OF CORPORATION	2. CORPORATE ACCESS NUMBER
ENERPLUS CORPORATION	2017208972

3. ADDRESS OF REGISTERED OFFICE *(P.O. Box number* ***can only*** *be used by a Society)*

Suite 3000, 333 – 7 Avenue SW
Calgary, Alberta T2P 2Z1

4. RECORDS ADDRESS *(P.O. Box number* ***cannot*** *be used)*

Suite 3000, 333 – 7 Avenue SW
Calgary, Alberta T2P 2Z1

5. ADDRESS FOR SERVICE BY MAIL *(if different from Item 3)*

Not Applicable.

ELECTRONICALLY FILED WITH
ALBERTA REGISTRIES ON

JAN 01 2013 NG

by BLAKE, CASSELS & GRAYDON LLP
Corporate Services

DATE	SIGNATURE	NAME AND TITLE
	[signature]	Print Name: DAVID McCOY Print Title: VP, Corporate Services, General Counsel + Corporate Secretary

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act.

ALBERTA REGISTRIES

NOTICE OF DIRECTORS OR
NOTICE OF CHANGE OF DIRECTORS
Business Corporations Act
Sections 106, 113 and 289

1. **NAME OF CORPORATION:**	2. **CORPORATE ACCESS NO.:**
ENERPLUS CORPORATION	2017208972

3. **THE FOLLOWING PERSONS WERE APPOINTED DIRECTORS ON:** **January 1, 2013**

NAME *(Last Name, First Name)*	MAILING ADDRESS *(including postal code)*	RESIDENT CANADIAN?
See Schedule "A"		

4. **THE FOLLOWING PERSONS CEASED TO HOLD OFFICE AS DIRECTORS ON:**

NAME *(Last Name, First Name)*	MAILING ADDRESS *(including postal code)*
Not applicable.	

5. **AS OF THIS DATE, THE DIRECTORS OF THE CORPORATION ARE:**

NAME *(Last Name, First Name)*	MAILING ADDRESS *(including postal code)*	RESIDENT CANADIAN?
See Schedule "B"		

6. **ARE AT LEAST ONE QUARTER OF THE MEMBERS OF THE BOARD OF DIRECTORS RESIDENT CANADIANS?**

_X_ YES ___ NO

DATE	**SIGNATURE**	**NAME AND TITLE**
	[signature]	Print Name: DAVID McCOY Print Title: VP, Corporate Services, General Counsel & Corporate Secretary

This information is being collected for the purposes of Alberta Registries records in accordance with the Business Corporations Act

ELECTRONICALLY FILED WITH
ALBERTA REGISTRIES ON

JAN 01 2013

by BLAKE, CASSELS & GRAYDON LLP
Corporate Services

SCHEDULE "A"

3. **THE FOLLOWING PERSONS WERE APPOINTED DIRECTORS ON:** **January 1, 2013**

NAME *(First Name, Last Name)*	MAILING ADDRESS *(including postal code)*	RESIDENT CANADIAN?
Gordon J. Kerr	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Douglas R. Martin	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Edwin V. Dodge	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Robert B. Hodgins	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
David P. O'Brien	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Glen D. Roane	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
W.C. (Mike) Seth	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Susan M. Mackenzie	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
David H. Barr	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	N
James Fraser	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	N
Donald Nelson	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Elliott Pew	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	N
Sheldon Steeves	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y

SCHEDULE "B"

5. **AS OF THIS DATE, THE DIRECTORS OF THE CORPORATION ARE:**

NAME *(First Name, Last Name)*	MAILING ADDRESS *(including postal code)*	RESIDENT CANADIAN?
Gordon J. Kerr	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Douglas R. Martin	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Edwin V. Dodge	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Robert B. Hodgins	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
David P. O'Brien	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Glen D. Roane	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
W.C. (Mike) Seth	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Susan M. Mackenzie	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
David H. Barr	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	N
James Fraser	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	N
Donald Nelson	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y
Elliott Pew	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	N
Sheldon Steeves	3000, 333 – 7 Avenue SW, Calgary, AB T2P 2Z1	Y